UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                  AMENDMENT NO. 3 TO
                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               GREENTREE SOFTWARE, INC.
                             ----------------------------
                                   (Name of Issuer)


                       COMMON SHARES, $.01 PAR VALUE PER SHARE
                     -------------------------------------------
                            (Title of Class of Securities)


                                      395793201
                                   ---------------
                                    (CUSIP Number)


                              L-R Global Partners, L.P.
                           30 Rockefeller Plaza, 54th Floor
                               New York, New York 10112
                             Attention:  J. Murray Logan
                                    (212) 649-5600

             (Name, address and telephone number of person authorized to receive notices and communications)


                                    JULY 15, 1998
               -------------------------------------------------------
               (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

               Page 2 of 14 of the Schedule 13D pertaining to the Common Shares of Greentree Software, Inc., a New York Corporation, filed with the Securities and Exchange Commission ("SEC") on April 27, 1998 for an event of April 17, 1998, as Amended by Amendment No. 1 filed with the SEC on June 9, 1998, and by Amendment No. 2 filed with the SEC on June 9, 1998 (the "Amended Schedule 13D"), is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

           CUSIP No.  395793201                 PAGE  2 OF 14  PAGES
           --------------------                 ------------------------------

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  L-R Global Partners, L.P.
            --    -----------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
            --    -----------------------------------------------------------

             3    SEC USE ONLY
            --    -----------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
            --    -----------------------------------------------------------

             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
            --    -----------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
            --    -----------------------------------------------------------
            NUMBER OF      7   SOLE VOTING POWER
                                    0
             SHARES       ---  ----------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY             4,203,610
                          ---  ----------------------------------------------
          OWNED BY EACH    9   SOLE DISPOSITIVE POWER
                                    0
            REPORTING     ---  ----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH              4,203,610
            ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       4,203,610
            ---   -----------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
            ---   ------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       51% (See Item 5.a and 5.b)
            ---   ------------------------------------------------------------
            14    TYPE OF REPORTING PERSON
                       PN
            ---   ------------------------------------------------------------

               Page 3 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:


                                     SCHEDULE 13D

           CUSIP NO.    395793201               PAGE  3  OF  14  PAGES
           -------------------------                 ---    ---

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  L-R Managers, LLC, as the general partner of L-R Global
                  Partners, L.P.
            ---   -------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                        (b) [X]
            ---   -------------------------------------------------------------
             3    SEC USE ONLY
            ---   -------------------------------------------------------------
             4    SOURCE OF FUNDS

                  Not applicable (see Item 3)
            ---   -------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

            ---   -------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
            ---   -------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF              0
                          ---  ------------------------------------------------
              SHARES       8   SHARED VOTING POWER

           BENEFICIALLY             4,203,610
                          ---  ------------------------------------------------
             OWNED BY      9   SOLE DISPOSITIVE POWER

               EACH                 0
                               ------------------------------------------------
             REPORTING    10   SHARED DISPOSITIVE POWER

            PERSON WITH             4,203,610
            ------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,203,610
            ---   ------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]

            ---   ------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       51%
            ---   ------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       00
            ---   ------------------------------------------------------------

               Page 4 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

           CUSIP NO.   395793201                PAGE  4  OF  14  PAGES
           -----------------------              ----------------------

           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  J. Murray Logan, as a member of L-R Managers, LLC and in his individual capacity
            ---   -------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                        (b) [X]

            ---   -------------------------------------------------------------
             3    SEC USE ONLY

            ---   -------------------------------------------------------------
             4    SOURCE OF FUNDS

                  PF with respect to securities with sole voting and
                  dispositive power.  Not applicable with respect to securities with shared voting and dispositive power.
            ---   -------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]

            ---   -------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
            ---   -------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    159,874
              SHARES      ---  ------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    4,203,610
             OWNED BY     ---  ------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
              EACH
                                    159,874
            REPORTING     ---  ------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    4,203,610
            -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,363,484
            ---   -------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
            ---   -------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       53% (See Item 5.a and 5.b)
            ---   -------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       IN
            ---   -------------------------------------------------------------

               Page 5 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

           CUSIP NO.    395793201               PAGE  5  OF  14  PAGES
                     ---------------                 ---    ----

            ------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rockefeller & Co., Inc., as a member of L-R Managers, LLC
            ---   ------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
            ---   ------------------------------------------------------------
             3    SEC USE ONLY

            ---   ------------------------------------------------------------
             4    SOURCE OF FUNDS

                  Not applicable (see Item 3)
            ---   ------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
            ---   ------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
            ---   ------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    0
              SHARES      --   -----------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    4,203,610
             OWNED BY     --   -----------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    0
            REPORTING     --   -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                    4,203,610
            ---   ------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,203,610
            ---   ------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
            ---   ------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       51%
            ---   ------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       CO
            ---   ------------------------------------------------------------

               Page 6 of 14 of the Amended Schedule 13D is hereby amended to read in its entirety as follows:

                                     SCHEDULE 13D

           CUSIP No.    395793201               PAGE  6  OF  14  PAGES
                     ---------------                 ---    ----

            ------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rockefeller Financial Services, Inc., as sole shareholder of
                  Rockefeller & Co., Inc.
            ---   ------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                       (b) [X]
            ---   ------------------------------------------------------------
             3    SEC USE ONLY

            ---   ------------------------------------------------------------
             4    SOURCE OF FUNDS

                  Not applicable (see Item 3)
            ---   ------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                           [ ]
            ---   ------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
            ---   ------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                    0
              SHARES      --   -----------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                    4,203,610
             OWNED BY     --   -----------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                    0
            REPORTING     --   -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                    4,203,610
            ---   ------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,203,610
            ---   ------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [ ]
            ---   ------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       51%
            ---   ------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       HC
            ---   ------------------------------------------------------------

               The first three paragraphs of Item 3 of the Amended Schedule 13D are hereby amended in their entirety to read as follows:

                    "On April 17, 1998, L-R Global purchased a
               Convertible Promissory Note of Issuer, dated April 17,
               1998 (a copy of which is attached hereto as Exhibit C)
                                                           ----------
               (the "Note"), for cash for an aggregate purchase price of $3,200,000. The Note was purchased pursuant to a Convertible Note Purchase Agreement, dated as of April 17, 1998 (a copy of which is attached hereto as Exhibit D) (the
                                                           ----------
               "Note Purchase Agreement"), by and between L-R Global and Issuer. On May 29, 1998, L-R Global converted the full principal amount of the Note into 4,000,000 shares of Common Stock (the "L-R Global Shares"). On July 15, 1998, L-R Global purchased from an investor in a private transaction, for a purchase price of $100,000, Common Share Purchase Warrants (the "July 15 Warrants") representing the right to purchase an aggregate of 101,805 shares of Common Stock, pursuant to a Securities Purchase Agreement, dated July 15, 1998 (a copy of which is attached hereto as Exhibit H). On
                                                           ----------
               July 21, 1998, L-R Global purchased from another investor in a private transaction, for a purchase price of $100,000, additional Common Share Purchase Warrants (the "July 21 Warrants") representing the right to purchase an aggregate of 101,805 shares of Common Stock, pursuant to a Securities Purchase Agreement, dated July 21, 1998 (a copy of which is attached hereto as Exhibit I). The July 15 Warrants and the
                                  ----------
               July 21 Warrants are collectively referred to herein as the "Warrants."

                    Between March 16, 1993 and October 27, 1997, Logan
               purchased a total of 33,208 shares of Common Stock (as adjusted for stock splits having occurred prior to the date hereof) in the open market for cash for an aggregate purchase price of approximately $284,000. On February 9, 1994, Logan purchased 8,333 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $100,000. On October 24, 1997, Logan purchased 60,000 shares of Common Stock from the Company (as adjusted for stock splits having occurred prior to the date hereof) in a private transaction for a cash purchase price of approximately $41,000. On March 23, 1997, Logan purchased a convertible note of the Issuer, which has prior to the date hereof been converted into 8,333 shares of Common Stock, for a cash purchase price of approximately $25,000. On April 17, 1998, Logan purchased from the Company 70,000 shares of Common Stock in a private transaction for a cash purchase price of approximately $56,000, and immediately thereafter transferred as gifts an aggregate of 20,000 of such shares purchased on April 17, 1998 (10,000 of such shares were transferred to a member of his immediate family and 10,000 of such shares were transferred to a business associate). All of such shares purchased by Logan, except those shares transferred as gifts, are referred to herein collectively as the "Logan Shares". The Logan Shares, the L-R Global Shares and the Warrants are referred to herein collectively as the "Securities".

                    The funds for the acquisition of the Logan Shares
               were obtained from the personal funds of Logan. The funds for the acquisition of the Note and the Warrants were obtained from the working capital of L-R Global. None of such funds were obtained by means of a loan or other borrowing arrangement."

               Item 4 of the Amended Schedule 13D is hereby amended to add a new section "c." to read as follows:

                    "c.  L-R Global (acquisition of Warrants).  The
                         ------------------------------------
               Warrants have exercise prices ranging from $1.11 to $1.84.
               L-R Global acquired the Warrants as a long-term investment. L-R Global may exercise the Warrants or otherwise increase or decrease its investment in Issuer, depending on the price and availability of Issuer's securities, the amount of working capital available to L-R Global for such purpose, general economic and stock market conditions, tax considerations, subsequent developments affecting Issuer, L-R Global's evaluation of Issuer's business and other prospects and other considerations, including the obtaining of any necessary regulatory approvals. L-R Global reserves the right to act, either individually or together with other persons, in respect of its interest in Issuer in accordance with its best judgment in light of the circumstances existing at that time."

               Item 5(a) of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

                    "a.  L-R Global beneficially owns 4,203,610 shares of
               Common Stock (including 203,610 shares issuable upon exercise of the Warrants) representing approximately 51% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by L-R Global was derived by dividing 4,203,610 by the sum of 8,029,761 (the number of issued and outstanding shares of the Common Stock as of June 30, 1998, as reported by Issuer in its Annual Report on Form 10-K for the year ended May 31, 1998) (the "Unadjusted Outstanding Shares") and 203,610 (the maximum number of shares of Common Stock which may be acquired by exercising the Warrants). Since the Reporting Persons
               (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have the power to direct the vote or disposition of the L-R Global Shares, the Warrants and the shares of Common Stock for which the Warrants may be exercised, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Act, to beneficially own the L-R Global Shares, the Warrants and the shares of Common Stock for which the Warrants may be exercised.

                    Logan is sole beneficial owner of 159,874 shares of
               Common Stock, representing approximately 2% of the issued and outstanding shares of Common Stock. The percentage ownership of Common Stock by Logan was derived by dividing 159,874 by the Unadjusted Outstanding Shares."

               Item 5(b) of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

                    "b.  Logan has sole power to vote or direct the vote
               and to dispose or direct the disposition of the Logan Shares. L-R Global has sole power to vote or direct the vote and to dispose or direct the disposition of the L-R Global Shares, the Warrants and the Common Stock for which the Warrants may be exercised. Since each of the Reporting Persons (other than L-R Global) may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the L-R Global Shares, the Warrants and the shares of Common Stock for which the Warrants may be exercised."

               Item 5(d) of the Amended Schedule 13D is hereby amended in its entirety to read as follows:

                    "d.  No person is known to have the right to receive or
               the power to direct the receipt of dividends from, or the proceeds from the sale of, the Logan Shares, except Logan. No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the L-R Global Shares, the Warrants or the Common Stock for which the Warrants may be exercised, except L-R Global; however, since each of the other Reporting
                           -------
               Persons may be deemed to control, directly or indirectly, L-R Global, each of such Reporting Persons may be deemed to have shared power to direct the receipt of dividends from, or the proceeds from the sale of, the L-R Global Shares, the Warrants or the shares of Common Stock for which the Warrants may be exercised."

               Item 7i is hereby added to the Amended Schedule 13D and shall read in its entirety as follows:

               "h. Securities Purchase Agreement between L-R Global and Gilmore & Co., Inc., dated as of July 15, 1998."

               Item 7j is hereby added to the Amended Schedule 13D and shall read in its entirety as follows:

               "i. Securities Purchase Agreement between L-R Global and Wm Smith & Co., Inc., dated as of July 21, 1998."

               Exhibit I is hereby added to the Amended Schedule 13D and
               ---------
          shall read in its entirety as set forth following the signature page of this Amendment No. 3.

               Exhibit J is hereby added to the Amended Schedule 13D and
               ---------
          shall read in its entirety as set forth following the signature page of this Amendment No. 3.

                                      SIGNATURE



               After reasonable inquiry and to the best of my knowledge and belief, I hereby, on behalf of each of the Reporting Persons, certify that the information set forth in the statement is true, complete and correct.

          Date:  July 27, 1998          ROCKEFELLER & CO., INC.


                                             /s/ David A. Strawbridge
                                        By:
                                             ----------------------------
                                             Name:  David A. Strawbridge
                                             Title:  Vice President

                                 EXHIBIT INDEX


               Exhibit          Description
               -------          -----------

                 H              Securities Purchase Agreement dated
                                July 15, 1998

                 I              Securities Purchase Agreement dated
                                July 21, 1998